Exhibit 99.1

NEXTERS INC.

2021 Employee Stock Option Plan

2021 Employee Stock Option Plan (hereinafter referred to as “the ESOP” or ‘the Plan”)

1.	Certain Definitions. The capitalized terms set forth below shall have the meaning prescribed hereunder for purposes of the ESOP.

The Company	Nexters Inc., is a business company incorporated under the laws of the British Virgin Islands on January 27, 2021 with company number 2053442, having its principal offices at 55, Griva Digeni, 3101, Limassol, Cyprus, and its telephone number: +35722580040.

Affiliate	Affiliate shall mean any person or company that, with respect to a specified person or company, directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the specified person or company.

Beneficial Owner	A Beneficial Owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (1) voting power which includes the power to vote, or to direct the voting of, such security; and/or (2) investment power which includes the power to dispose, or to direct the disposition of, such security.

Control	in relation to a corporation, partnership or other entity:

	(i)	the ability to appoint or remove directors having a majority of the voting rights exercisable at meetings or in respect of resolutions of the board of such corporation, partnership or other entity; or

	(ii)	the possession, directly or indirectly, of the power to direct or cause the direction of the policies of such corporation, partnership other entity, whether through the ownership or possession (other than through customary pledge arrangements) of voting securities, the right to nominate the majority of the senior executive management, by contract or otherwise and the expression “Controlled” shall be interpreted accordingly.

Shares	Shares means ordinary shares of the Company.

Exercise Notice	The notice duly executed by the option holder or the Beneficial Owner that stipulates the desire of the option holder or the Beneficial Owner to exercise certain number of options and that contains the following information:

	-	Date;

	-	number of options to be exercised;

	-	Indication whether the options are intended to be exercised in cash or by way of a cashless exercise.

Expiration Date	The tenth anniversary of the date when this ESOP was adopted;

Notwithstanding the foregoing, the Board or Committee (as defined below) may select a different Expiration Date for Options issued hereunder.

2.	Objectives

The Company has approved the ESOP in respect of its Shares to achieve the following goals:

-	Align interests of the shareholders and the management of the Company by providing to the key employees and service providers of the Company and its Affiliates an opportunity to participate in a long-term growth of the Company’s value;

-	Increase investment attractiveness of the Company;

-	Provide competitive remuneration and retain key employees of the Company and its Affiliates;

-	Alignment with practice of public companies.

3.	Major terms and conditions of the ESOP

3.1. Eligibility. The Chief Executive Officer of the Company (the “CEO”) shall select recipients of Options hereunder (“Participants”) from among those key employees and service providers of the Company or its Affiliates who, in the opinion of the CEO, are in a position to make a significant contribution to the success of the Company and its Affiliates.

3.2. Administration. Either the Board of Directors of the Company (the “Board”), or a committee thereof (the “Committee”) or the CEO if expressly so permitted by the Board, acting as administrator, shall have the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the ESOP as it deems advisable. The Board, Committee, or CEO may construe and interpret the terms of the ESOP and any Options granted under the ESOP. The Board, Committee, or CEO may correct any defect, supply any omission or reconcile any inconsistency in the ESOP or any Option in the manner and to the extent it shall deem expedient to carry the ESOP into effect. Either the Board, the Committee, or the CEO may approve the amendment of any Option in accordance with the terms of this ESOP. All decisions by the Board, Committee or CEO shall be made in its sole discretion, and shall be final and binding on all persons having or claiming any interest in the ESOP or in any Option provided that the decision of the Board, Committee or CEO shall not contradict Clause 13 of the ESOP.

3.3. Options. Participants shall receive a right (an “Option”) entitling the Participant to acquire Shares upon satisfaction of the vesting conditions set forth in the applicable award agreement and payment of the applicable price per Share (“Exercise Price”).

3.4. Available Shares. A maximum of 9,826,155 (nine million and eight hundred and twenty six thousand and one hundred and fifty five) Shares, being 5% of the issued shares of the Company as of the date of adoption of this ESOP, are reserved for issuance under Options granted under the ESOP. If any Option granted under this Plan expires, terminates or is cancelled for any reason without having been exercised in full, the number of Shares underlying such expired, terminated or cancelled Option shall again be available for the purpose of awards under the Plan. The difference between the number of Options granted to a specific person and number of shares received by that person as a result of cashless exercise shall be added back to the option pool available for grant.

3.5. Exercise Price. The Board or Committee shall determine the Exercise Price applicable to the Options granted under the ESOP or the formula which shall be used to determine the Exercise Price.

3.6. Terms and Conditions. The Board or Committee shall determine the terms of all Options, subject to the limitations provided herein, and shall furnish to each Participant an agreement (the “Award Agreement”) setting forth the terms applicable to the Participant’s Option. By accepting an Award Agreement, the Participant agrees to the terms of the Option and of the Plan. In the event of a conflict between the terms and conditions of the Plan and the terms and conditions of the Award Agreement, the terms and conditions of the Plan shall prevail. Such terms and conditions may include, without limitation, an obligation of the Participant to agree to a lock-up arrangements with respect to Shares acquired pursuant to the Option. Terms and conditions of Options may differ amongst different Participants and different grants of Options.

3.7. Taxes. Regardless of the form of settlement, the Company will withhold any applicable taxes in connection with any grant or exercise of the Options as required by law or if the Company decides to do so in its sole discretion if allowed by law. Notwithstanding the foregoing Participants are responsible for any taxes due upon grant and exercise of the Options.

The Company shall provide Participants with assistance regarding the preparation of the appropriate tax return in respect of Options granted under the Plan within two (2) years after the first grant provided that such assistance shall not exceed EUR 100,000 per year in aggregate for all the Participants.

3.8. Vesting. Vesting of Options shall be governed by the Award Agreement with each Participant unless otherwise determined by the Board or Committee. Options which have not become vested as of the date of termination of the Participant’s employment or service shall be forfeited upon such termination. Option holders shall have ninety (90) days following termination of employment or service to exercise vested Options.

3.9. Change of Control. The Board may, in its sole and absolute discretion, at any time as long as any of the Options under the Plan remain outstanding, amend the Plan and any respective Award Agreements to implement provisions regarding a change of Control over the Company as may be reasonably necessary to grant Participants reasonable protection from any materially adverse changes which may result from a change of Control over the Company.

3.10. Clawback. The Company may require the Participant to deliver, surrender, or otherwise repay to the Company the Option and any Shares or other amount or property that may be issued, delivered or paid in respect of the Option, as well as any consideration that may be received in respect of a sale or other disposition of any such Shares or property, as follows:

a) If, during the period of the Participant’s employment or service with the Company or its Affiliates (the “Employment Period”) and within 2 (two) years thereafter, the Participant has committed or engaged in a breach of confidentiality, or an unauthorized disclosure or use of inside information, trade secrets or other confidential information of the Company or any of its Affiliates or otherwise has breached any employee invention and secrecy agreement or similar agreement with the Company or any of its Affiliates;

b) If, during the Employment Period and within 2 (two) years thereafter, the Participant has committed or engaged in an act of theft, embezzlement or fraud in respect of the assets of the Company and any of its Affiliates or materially breached any agreement to which the Participant is a party with the Company or any of its Affiliates;

c) Pursuant to any applicable securities, tax or stock exchange laws, rules or regulations relating to the recoupment or clawback of incentive compensation, as in effect from time to time.

Notwithstanding the foregoing, but subject to the following proviso, the Company may under no circumstances require the Participant to deliver or otherwise repay to the Company the Option and any Shares or other amount or property that may be issued, delivered or paid in respect of the Option, as well as any consideration that may be received in respect of a sale or other disposition of any such Shares or property in accordance with this Clause 3.10, after the second anniversary of the date when the Employment period has been terminated for any reason, unless the Company has delivered notice to the Participant before the second anniversary of the date when the Employment period has been terminated that the Company believes it is entitled to clawback any award in accordance with this Clause 3.10, which notice shall set out in reasonable detail the circumstances giving rise to such clawback claim and the amount of any award to be clawed back. In such circumstances, the rights of the Company under this Clause 3.10 shall continue until such clawback is completed or until any dispute in relation thereto is settled or finally adjudicated by a court of competent jurisdiction.

3.11. Expiration Date. Each then outstanding Option shall terminate upon the Expiration Date or upon such other date as may be provided in the applicable Award Agreement, which shall in no event be later than the Expiration Date.

4.	Adjustment

In the event of any share split or combination of shares (including a reverse share split), reorganization, recapitalization, large, special and non-recurring dividend, split-up, spin-off, merger, exchange of shares, redemption, repurchase, consolidation, other change in the capital structure of the Company, sale of assets or other similar event which requires adjustment in the good faith determination of the Board or Committee in order to avoid the enlargement or dilution of rights hereunder, the Board or Committee shall make adjustments to the maximum number Shares that may be delivered under the Plan, and the Exercise Price of any Options and also make such changes in the number and kind of shares, securities or other property (including cash) covered by outstanding Options, and the terms thereof, as the Board or Committee determines to be appropriate provided that the decision of the Board or Committee shall not contradict Clause 13. References in the Plan to Shares shall be construed to include any stock or securities resulting from an adjustment pursuant to this Section.

5.	Non-Transferability; Lock-up

No Option granted under this ESOP may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner (save in connection with a transfer permitted under Clause 11 hereof), nor may a Participant enter into any derivative agreement or other similar hedging arrangement relating to any Option without prior written consent of the Company provided that the Exercise of the Options shall not be considered to be any type of disposal.

It shall be a condition to the grant of each Option hereunder that each Participant shall unconditionally agree to comply with such lock-up arrangements if required to do so by the Board, Committee or CEO.

6.	Exercise, allotment and cashless exercise

Any Exercise Notice shall be provided by the Participant or the Beneficial Owner by mail, fax or e-mail to the CEO of the Company or to any other officer of the Company as may be decided by the Board, accompanied by payment of the applicable Exercise Price and any required tax payments, in each case in such currency as the Board may require.

The Company shall allot to the Participant the Shares subject to the Exercise Notice within 10 (ten) business days following the date of submission of the Exercise Notice and payment of the Exercise Price to the Company.

The Company may also permit Participants to exercise Options hereunder pursuant to a cashless exercise program in which case the Participant shall be allotted within 10 (ten) business days following the date of submission of the Exercise Notice a number of shares determined using the formula as follows:

N = NO x ((MP – EP)/MP), where:

N is a number of Shares to be allotted;

NO is a number of Options which the Participant desires to exercise;

MP is a weighted average market prices of the Shares for the 10 (ten) trading days preceding the date of the Exercise Notice determined based on the data derived from www.nasdaq.com or any other reputable source shall the data from www.nasdaq.com not be available;

EP is the Exercise Price of the Options which the Participant desires to exercise.

Shall the Participant furnish the Exercise Notice in respect of the Options with different Exercise Prices the determination of the Shares to be issued in respect of such Options shall be determined separately for each tranche associated with different Exercise Prices.

7.	Governing law and jurisdiction

This Plan shall be governed by, and be construed in accordance with, the laws of the British Virgin Islands. Any disputes relating to this Plan or any Award Agreement entered into in connection herewith shall be subject to the exclusive jurisdiction of the Courts of the British Virgin Islands.

8.	Confidentiality

Participants shall be required, as a condition to the receipt and retention of any Option hereunder, to keep strictly confidential the terms of such Participant’s participation in this ESOP and shall agree not to discuss the terms of such participation with any other employee or consultant of the Company or any other third party; provided that nothing herein shall prevent the disclosure of these terms to the Participant’s legal or tax advisors or as may be required to be disclosed in any prospectus prepared in connection with the offering of Shares by the Company or as required by law.

9.	Additional shares

Nothing herein shall restrict the ability of the Company to issue additional shares (with the consequent dilution of the Participant’s percentage shareholding in the Company or the Participant’s potential shareholding in the Company as the case may be) or issue preference shares or other shares ranking in priority to the Shares that may be purchased pursuant to each Option.

10.	Rights and obligations associated with the Shares

Any Shares acquired pursuant to the Options shall be subject to any and all rights associated with the shares of the Company in accordance with the provisions set out in the Memorandum and Articles of Association of the Company or otherwise contained in any shareholders’ agreements relating to the Company existing from time to time.

11.	Death or incapacity of the option holder; termination in event of bankruptcy or insolvency

If a Participant (or, in the case of a Participant that is an entity providing services to the Company, its Beneficial Owner) dies or is determined to be incapacitated by court while employed by or providing services to the Company or any Affiliate, the Options may (subject to any vesting and termination provisions as set out in this ESOP) be exercised at any time within twelve (12) months following the date of death or incapacitation by the applicable individual’s personal representatives or by a person who acquired the right to exercise the Option by bequest or inheritance. If the Options are not so exercised within the time specified herein, the Options shall terminate.

If a Participant (or, in the case of a Participant that is an entity providing services to the Company, its Beneficial Owner) is declared bankrupt (or, in the case of a Participant that is an entity, becomes or is declared insolvent) any unvested Options shall immediately terminate.

12.	Shareholder notices

Prior to the exercise of any Option, the Company shall not be obliged pursuant to the provisions of this Plan to provide the Participant with copies of any notices, circulars or other documents sent to shareholders of the Company.

13.	Amendment; Term

The Board, in its sole and absolute discretion, may at any time or times amend or alter the Plan or any outstanding Option and may at any time terminate or discontinue the Plan as to any future grants of Options; provided, that the Board may not, without the Participant’s consent, amend, alter or terminate the terms of an Option or the Plan so as to affect adversely a Participant’s existing rights under an Option or the Plan. Any amendments to the Plan shall be conditioned upon shareholder approval only to the extent, if any, such approval is required by applicable law, as determined by the Board. The Plan shall become effective whenever it is approved by the Board and shall expire on the tenth anniversary thereof (unless terminated earlier by the Board).

14.	Legal Requirements

The Company may require, as a condition to the delivery of Shares pursuant to the Plan or removing any restriction from Shares previously delivered under the Plan, that all legal matters in connection with the issuance and delivery of such Shares have been addressed and resolved. The Company may require, as a condition to exercise of the Option, such representations or agreements as counsel for the Company may recommend. The Company may require that certificates evidencing Shares issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Shares, and the Company may hold the certificates pending lapse of the applicable restrictions.